July 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    EXCO Resources, Inc. — Notice of Disclosure Filed in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2015 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that EXCO Resources, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on July 27, 2015.

Sincerely,

EXCO RESOURCES, INC.

By:	/s/ William L. Boeing
Name:	William L. Boeing
Title:	Vice President, General Counsel and Secretary